SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2000

     or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ____________ to ____________

Commission File Number:  0-795

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            BADGER PAPER MILLS, INC.
              PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BADGER PAPER MILLS, INC.
                              200 West Front Street
                            Peshtigo, Wisconsin 54157

                              REQUIRED INFORMATION

          The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

                      FINANCIAL STATEMENTS AND REPORT OF
                   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                 BADGER PAPER MILLS, INC. PROFIT SHARING PLAN
                       AND TRUST FOR NON-UNION EMPLOYEES

                          December 31, 2000 and 1999

                                 C O N T E N T S


                                                                            Page

Report Of Independent Certified Public Accountants                           5

Financial Statements

    Statements Of Net Assets Available For Benefits                          6

    Statements Of Changes In Net Assets Available For Benefits               7

    Notes To Financial Statements                                            8


Supplementary Information                                                   12

    Report Of Independent Certified Public Accountants
     On Supplementary Information                                           13

    Schedule H, Line 4(i) - Schedule Of Assets Held At End Of Year          14

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust For Non-Union Employees

We have audited the accompanying statements of net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Appleton, Wisconsin
May 17, 2001

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,


                        ASSETS                            2000        1999
                                                          ----        ----

  Cash                                                 $        -  $    11,163

  Investments, at fair value
    (notes B3 and C)
      Common trust funds                                  878,946    1,083,612
      Mutual funds                                      8,525,937    9,728,069
      Common stock                                         10,294       16,455
                                                       ----------  -----------
                                                        9,415,177   10,828,136

  Employer contributions receivable (note A2)             203,180      210,450

  Accrued income                                                7           42
                                                       ----------  -----------

     Total Assets                                       9,618,364   11,049,791
                                                       ----------  -----------

                     LIABILITIES

  Miscellaneous payable                                     8,279            -
                                                       ----------  -----------

     Total Liabilities                                      8,279            -
                                                       ----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $9,610,085  $11,049,791
                                                       ==========  ===========


The accompanying notes are an integral part of these statements.

                                      Badger Paper Mills, Inc.
                        Profit Sharing Plan and Trust for Non-Union Employees

                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                       Year ended December 31,
                                                                          2000             1999
                                                                          ----             ----
Additions to net assets available for benefits:
     Investment income:
       Interest income and dividends                                 $    116,378      $    113,554
       Net appreciation in fair value of investments                           -          1,795,647
                                                                     ------------      ------------
                                                                          116,378         1,909,201

     Contributions (note A2):
       Employee contributions                                             305,478           282,592
       Employer contributions                                             203,180           210,450
       Rollovers                                                            9,176                 -
                                                                     ------------      ------------
                                                                          517,834           493,042
                                                                     ------------      ------------

            Total additions                                               634,212         2,402,243

Deductions from net assets available for benefits:
     Net depreciation in fair value of investments                        241,944                 -
     Benefits paid to participants                                      1,863,333         1,734,426
     Trust and other fees                                                  12,328             1,572
                                                                     ------------      ------------

            Total deductions                                            2,117,605         1,735,998
                                                                     ------------      ------------

             (DECREASE) INCREASE IN NET ASSETS
               AVAILABLE FOR BENEFITS                                  (1,483,393)          666,245

Net assets available for benefits:
     Beginning of year                                                 11,049,791        10,371,317
     Transfer from Badger Paper Mills, Inc. Profit Sharing Plan
       and Trust for Union Employees                                       43,687            12,229
                                                                     ------------      ------------

             Net assets available for benefits at end of year
                                                                     $  9,610,085      $ 11,049,791
                                                                     ============      ============

The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - PLAN DESCRIPTION

    The following brief description of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

    1.  General

    The Plan is a defined contribution pension plan which covers substantially all salaried employees of Badger Paper Mills, Inc. and Subsidiary (the "Company") who have completed at least one year of service with the Company and have attained the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation.

    2.  Contributions

    The Company contributes to the Plan each year 4% of the total compensation paid to plan participants during such year plus 4% of the excess compensation over the Social Security wage base. In addition, the Company reserves the right to make contributions in any year in excess of the above determined amount.

    A cash or deferred arrangement plan, as authorized by Section 401(k) of the Internal Revenue Code (IRC), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

    3.  Vesting

    Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

    Participants become 20% vested in the Company's profit sharing contribution following three years of service and are additionally vested at 20% for each year of additional service up to seven years of service, at which time participants are fully vested. Upon death, disability or retirement, participants are automatically 100% vested regardless of years of service.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


NOTE A - PLAN DESCRIPTION - Continued

    4.  Benefits

    On termination of service due to death, disability or retirement, the participant or beneficiary is entitled to receive vested benefits within two months following the participant's separation from service. Upon a participant's termination from employment with the Company for a reason other than death, disability or retirement, the participant is entitled to the vested balance in their account.

    The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is lump sum payments.

    5.  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become fully vested upon termination of the Plan.

    6.  Participant Accounts

    Each participant's account is credited with the participant's contribution and the Company's profit contribution, along with an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. The allocation of the Company's contributions and forfeitures to individual participant accounts is integrated with social security, according to the Plan provisions, and is based upon participant compensation.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

    A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

    1.  Use of Estimates

    In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    2.  Basis of Accounting

    The financial statements of the Plan are prepared on an accrual basis.

    3.  Valuation of Investments

    The Plan's investments are held by Wells Fargo Bank Minnesota, N.A. (the "Trustee"). Plan investments are stated at market value as reported by the Plan Trustee.

    Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds' net assets, stated at fair value on the last business day of the year.

NOTE C - INVESTMENTS

    The following schedule presents the investments held by the Trustee in each fund at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                        2000           1999
         Common Trust Funds:
           Wells Fargo Stable Return Fund            $  877,593    $ 1,083,339
           Other                                          1,353            273

         Mutual Funds:
           Wells Fargo Growth Balanced Fund           3,275,991      4,161,334
           Wells Fargo Growth Equity Fund             1,473,568      1,780,918
           Wells Fargo Diversified Equity Fund        1,352,382      2,688,983
           Wells Fargo Large Company Growth Fund        858,552        163,222
           Janus Overseas Fund                          781,387        804,973
           Wells Fargo Small Cap Fund                   527,029         64,214
           Other                                        257,028         64,425

         Other                                           10,294         16,455
                                                     ----------    -----------

                                                     $9,415,177    $10,828,136
                                                     ==========    ===========

                            Badger Paper Mills, Inc.
              Profit Sharing Plan and Trust for Non-Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


NOTE C - INVESTMENTS - Continued

    The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31:
                                                        2000           1999
                                                     -----------   -----------
         Mutual Funds                                $ (232,481)   $ 1,813,386
         Common Stock                                    (9,463)       (17,739)
                                                     ----------    -----------

                                                     $ (241,944)   $ 1,795,647
                                                     ==========    ===========

NOTE D - ADMINISTRATIVE EXPENSES

    All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.

NOTE E - INCOME TAX STATUS

    The Plan obtained its latest determination letter on February 25, 1999, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the IRC. Since receiving the determination letter, the Plan has been amended. However, the Plan administrator and the Plan's tax counsel believe that the restated Plan is designed, and is currently being operated in compliance with, the applicable requirements of the IRC.

                            SUPPLEMENTARY INFORMATION

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION


Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Non-Union Employees are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Appleton, Wisconsin
May 17, 2001

                                                   Badger Paper Mills, Inc.
                                    Profit Sharing Plan and Trust for Non-Union Employees

                                SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR

                                            Employer ID # 39-0143840 - Plan # 002

                                                      December 31, 2000


           (b) Identity of issue, borrower,            (c) Description of investment including maturity          (e) Current
  (a)          lessor or similar party             date, rate of interest, collateral, par or maturity value         value
-------    ---------------------------------      -----------------------------------------------------------    ------------
   *       Wells Fargo Bank, N.A.                  Stable Return Fund                                            $   877,593
                                                   Short-Term Investment Fund                                          1,353
                                                                                                                 -----------
                                                                                                                     878,946

   *       Wells Fargo Bank, N.A.                  Growth Balanced Fund                                            3,275,991
                                                   Growth Equity Fund                                              1,473,568
                                                   Large Company Growth Fund                                         858,552
                                                   Strategic Income Fund                                              89,189
                                                   Diversified Equity Fund                                         1,352,382
                                                   S & P 500 Collective Fund                                         167,839
                                                   Small Cap Fund                                                    527,029
                                                                                                                 -----------
                                                                                                                   7,744,550

   *       Badger Paper Mills, Inc.                Common Stock                                                       10,294

                                                   Janus Overseas Fund                                               781,387
                                                                                                                 -----------

                                                                                                                 $ 9,415,177
                                                                                                                 ===========

* Indicates party-in-interest investment.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Trust Committee for Non-Union Employees, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peshtigo, and State of Wisconsin, on this 13th day of June, 2001.

                                        BADGER PAPER MILLS, INC. PROFIT
                                        SHARING PLAN AND TRUST FOR NON-
                                        UNION EMPLOYEES



                                        By: /s/ Michael J. Bekes
                                            ------------------------------------
                                            Michael J. Bekes



                                        By: /s/ Clifton A. Martin
                                            ------------------------------------
                                            Clifton A. Martin



                                        By: /s/ Richard L. Pier
                                            ------------------------------------
                                            Richard L. Pier





          The foregoing persons are all of the members of the Profit Sharing Trust Committee for Non-Union Employees which is the administrator of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees.

                                  EXHIBIT INDEX

                            BADGER PAPER MILLS, INC.
              PROFIT SHARING PLAN AND TRUST FOR NON-UNION EMPLOYEES

                                    FORM 11-K

     Exhibit No.                     Exhibit                          Page No.
     ----------                      -------                          --------

      (23.1)                Consent of Grant Thornton, LLP               18

                                                                  Exhibit (23.1)



                                       17